Aurora Cannabis Obtains Receipt of Australis Capital Final Prospectus and Provides Update With Respect to Australis Distribution to Aurora Shareholders

Australis' Non-Brokered, Over-Subscribed Private Placement Raises $17 Million - Australis Expects to List on the CSE in September 2018

TSX: ACB

EDMONTON, Aug. 17, 2018 /CNW/ - Further to its press release of June 20, 2018, Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced, in connection with the spin-out of its subsidiary Australis Capital Inc. ("Australis"), Australis has received a receipt for its final prospectus dated August 14, 2018 (the "Final Prospectus"). The Final Prospectus was filed with the securities regulatory authorities in all provinces and territories of Canada and is available under Australis' SEDAR profile at www.sedar.com. Receipt of the Final Prospectus will permit Aurora's Board of Directors (the "Board") to set the Record date of the transaction, which the company expects the Board will announce within the coming days. Additionally, Australis received conditional approval to list its shares and warrants on the Canadian Securities Exchange ("CSE"), as well as completed an oversubscribed private placement for proceeds of $17 million.

Australis Capital

Australis will identify and invest in U.S. cannabis and real estate assets. Investments may include and are not limited to equity, debt or other securities of both public and private companies, financings in exchange for royalties or other distribution streams, and the possible acquisition of certain entities. Investments will be reviewed on an on-going basis to determine the appropriateness of their weighting within the greater portfolio, at least monthly and more often as required to provide optimal returns and grow shareholder value. Australis' stringent investment criteria for growth will maximize returns to shareholders, while focusing on significant near and mid-term opportunities with a commitment to governance and community. Australis' Board, Management and Advisory Committee have material experience with, and knowledge of, the U.S cannabis space and expect to execute successfully with accretive deals in the near term.

Management Commentary

"The spin-out of Australis delivers additional value to Aurora's shareholders, while creating a vehicle with considerable upside potential," said Terry Booth, CEO of Aurora. "Australis provides its shareholders with access to deal-flow in the U.S market, where many successful operators have struggled to access growth capital in an opportunity rich market. With a deeply networked and experienced management team, and a strong balance sheet, Australis is well positioned to capitalize in the U.S. by acquiring attractively priced cannabis assets with high growth potential. The non-brokered, substantially oversubscribed private placement that Australis recently completed to fuel its growth is a reflection of investor appetite for access to U.S. cannabis assets, while recognizing the Australis team's domain expertise and successful track record of operating in highly regulated and rapidly evolving industries. We look forward to providing additional updates shortly on our progress towards the distribution."

Capital distribution of Australis shares to Aurora shareholders

The spin-out of Australis will occur in the form of a distribution of units (the "Units") in Australis to Canadian resident holders of Aurora shares (the "Distribution"). Non-resident holders will receive cash instead of units pursuant to the spin-out, as explained below.

The Distribution will be paid on the basis of one Unit for every 34 Aurora shares outstanding on the record date, to be fixed by the board of directors of Aurora. Each Unit will consist of one common share ("Share") and one Share purchase warrant ("Warrant") of Australis. Each Warrant will entitle the holder thereof to acquire one Share at an exercise price of $0.25 per Australis share, on or prior to 4:00 p.m. (Eastern Time) on the date that is one year from the date of the Distribution.

Aurora shareholders are not required to pay for the Units they receive by way of the Distribution, to tender or surrender their Aurora shares, or to take any other action in connection with the Distribution, other than providing a declaration of residency.

Spin-out to Non-resident Holders

As described in further detail in the Final Prospectus, no Units will be issued to shareholders who are (or are deemed to be) non-residents of Canada. Rather, such Units will be delivered to a custodian for sale in the open market following the Distribution, and the net cash proceeds will be delivered to non-resident shareholders, net of any withholding taxes. Shareholders who fail to provide a declaration of Canadian residency in the form that will be provided following the record date will be deemed to be a non-resident for these purposes. Canadian shareholders who hold their shares in Aurora through a brokerage or other account are therefore urged to contact their brokers to avoid being deemed a non-resident.

Record Date

The Aurora Board anticipates announcing the record date within the coming days.

CSE Listing

Australis has received conditional approval to list its Shares and Warrants on the CSE and Australis anticipates completing the listing in September 2018. Listing will be subject to Australis fulfilling all of the listing requirements of the CSE. Australis' ticker symbol once listed on the CSE is expected to be CSE: AUSA.

Private Placement

Australis completed an oversubscribed, non-brokered private placement (the "Private Placement") of 85,000,000 Shares at an offering price of $0.20 per Share for gross proceeds of $17 million. The Shares issued pursuant to the Private Placement are subject to a statutory four-month hold period, as applicable. Funds will be used to execute on Australis' investment strategy.

Certain Aurora insiders, including Directors and Officers participated in the private placement, and consequently have become shareholders of Australis. No insiders of Aurora will become insiders of Australis.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The Australis Shares to be distributed have not been approved or disapproved by any Canadian or U.S. regulatory authority nor has any such authority passed upon the accuracy or adequacy of the final prospectus.

The U.S. Cannabis Market

While 29 states have legalized medical cannabis and 9 states plus the District of Columbia have proceeded with consumer legalization, cannabis remains a Schedule I controlled substance at the federal level in the United States. Consequently, the U.S. cannabis market is fragmented in nature and includes many high-quality operations and technology innovators with limited access to capital. This has created a compelling opportunity for well-connected and capitalized companies to invest in U.S. assets, especially considering anticipated market growth, with over 50% of the U.S. population currently living in states with legal access.

Recent changes in U.S. federal positioning with respect to cannabis have positively impacted the perception of risk to invest in U.S. cannabis assets. This has further incentivized capital market participants to seek opportunities to fund U.S. based operations. Entering the U.S. market now, in compliance with regulatory requirements, represents a risk/reward balance attractive to well-connected and funded operators with an ability to execute delivering significant shareholder value.

Assets

Aurora has completed a series of intercorporate transactions in connection with the proposed Distribution, resulting in Australis holding the following investments:

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a 100% interest in Australis Holdings LLP, a limited liability partnership organized under the laws of Washington State, which holds two parcels of land totaling 24.5 acres in Whatcom County, Washington;

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SubTerra LLC ("SubTerra"), consisting of (a) a royalty of five percent (5%) of the gross revenues of SubTerra earned annually from the potential sale of cannabis and cannabis based products grown and/or processed at its facility during the period commencing June 1, 2018 and ending May 31, 2028; (b) a payment of $150,000 annually during the period commencing June 1, 2018 and ending May 31, 2028; and (c) a two-year option to purchase the White Pine land parcel for $3,000. SubTerra does not currently conduct any cannabis related activities, but has applied to the State of Michigan for a license for the production, research and processing of medical cannabis.

Furthermore, Australis raised $17 million through a non-brokered private placement, well-capitalizing the company to execute on opportunities.

Funding Agreement and Restricted Back-in Right

Aurora and Australis entered into the Funding Agreement on June 14, 2018 pursuant to which Aurora will advance $500,000 to Australis, in consideration for which Australis will issue to Aurora: (a) a warrant to purchase a number of Shares equal to 20% of the issued and outstanding Shares as of the date on which the Shares commence trading on the CSE, which will be exercisable for a period of ten years from the date of issue at an exercise price of $0.20 per Share, and (b) a warrant to purchase a number of Shares equal to 20% of the number of Shares issued and outstanding as of the date of exercise, which will be exercisable for a period of ten years from the date of issue at an exercise price equal to the five day volume weighted average trading price of the Shares on the CSE or such other stock exchange on which the Shares may then be listed at the time of exercise, or if the Shares are not then listed on a stock exchange at the fair market value of the Shares at the time of exercise (collectively, the "Restricted Back-in Right").

Aurora will be prohibited from exercising the Restricted Back-in Right unless all of Australis' business operations in the United States are allowed under applicable federal and state laws and Aurora has received the consent of the Toronto Stock Exchange and any other stock exchange on which Aurora may be listed, as required.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired – MedReleaf, CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: statements in respect of the timing and details of the Distribution, the financial prospects of Australis, the listing of Australis Shares and Warrants on the CSE and the terms of the Restricted Back-in Right. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Investors should refer to the final prospectus filed by Australis in connection with the Distribution for more information, in particular the risk factors described therein under the heading "Risk Factors". The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com /ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 17-AUG-18